Filed Pursuant to Rule 424(b)(3)

Registration No. 333-230465

INPOINT COMMERCIAL REAL ESTATE INCOME, INC.

SUPPLEMENT NO. 1 DATED APRIL 15, 2021 TO THE

PROSPECTUS DATED MARCH 19, 2021

This Prospectus Supplement No. 1 (this “Supplement”) is part of and should be read in conjunction with the prospectus of InPoint Commercial Real Estate Income, Inc. dated March 19, 2021 (the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

The purposes of this Supplement are as follows:

•	to disclose the transaction price as of May 3, 2021, the first business day of the month, for each class of our common stock being offered and sold in this offering; and
•	to disclose our NAV per share as of March 31, 2021; and
•	to disclose each of our commercial mortgage loans entered into since December 31, 2020 as of April 14, 2021.

Transaction Prices

The transaction price for each share class of our common stock for subscriptions to be accepted as of May 3, 2021, the first business day of the month, and for distribution reinvestments is as follows:

Transaction Price (per share)
Class A	$20.1903
Class T	$20.1893
Class S	$20.1508
Class D	$20.1855
Class I	$20.1910

As of March 31, 2021, we had not sold any Class S shares. The May 3, 2021 transaction price for our Class S shares is based on our aggregate NAV for all share classes as of March 31, 2021. The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees. A detailed calculation of the NAV per share is set forth below. No transactions or events have occurred since March 31, 2021 that would have a material impact on our NAV per share.

March 31, 2021 NAV per Share

We calculate NAV per share in accordance with the valuation guidelines that have been approved by our board of directors. Our NAV per share, which is updated as of the last calendar day of each month, is posted on our website at www.inland-investments.com/inpoint. Please refer to “Net Asset Value Calculation and Valuation Guidelines” in the Prospectus, as supplemented, for how our NAV is determined. The Advisor is ultimately responsible for determining our NAV. The valuation of our commercial real estate loan portfolio is reviewed by our independent valuation advisor. We have included a breakdown of the components of total NAV and NAV per share for March 31, 2021.

Our total NAV presented in the following table includes the NAV of our Class A, Class T, Class S, Class D, and Class I common stock being sold in this offering, as well as our Class P common stock, which is not being sold in this offering.  As of March 31, 2021, we had not sold any Class S shares. The following table provides a breakdown of the major components of our total NAV as of March 31, 2021 ($ and shares in thousands, except per share data):

Components of NAV	March 31, 2021
Commercial mortgage loans	$475,593
Real estate owned, net	14,000
Cash and cash equivalents and restricted cash	52,644
Other assets	6,583
Repurchase agreements - commercial mortgage loans	(305,943)
Reserve for negative impact of COVID on real estate owned (1)	(1,056)
Due to related parties	(2,294)
Distributions payable	(1,012)
Interest payable	(296)
Accrued stockholder servicing fees (2)	(66)
Other liabilities	(3,638)
Net asset value	$234,515
Number of outstanding shares	11,638
Aggregate NAV per share	$20.1508

(1)

As of December 31, 2020, we established as a component of the NAV calculation a reserve for the estimated negative impact of COVID-19 during 2021 on real estate owned. The reduction in this reserve as of March 31, 2021 from February 28, 2021 resulted from the net loss on real estate owned set forth below. Because we had already established a reserve for losses, the monthly loss on real estate owned as of March 31, 2021 has no negative effect on the NAV. Below is a reconciliation of the reserve ($ in thousands):

Beginning reserve balance as of February 28, 2021	$(1,433)
Less: Net loss on real estate owned for January:
Revenue from real estate owned	354
Real estate owned operating expense	(762)
Non-cash adjustment for ground lease	31
Net loss from real estate owned	(377)
Reserve balance as of March 31, 2021	$(1,056)

(2)

Stockholder servicing fees only apply to Class T, Class S, and Class D shares. For purposes of NAV, we recognize the stockholder servicing fee as a reduction of NAV on a monthly basis as such fee is paid. Under accounting principles generally accepted in the United States of America (“GAAP”), we accrue the full cost of the stockholder servicing fee as an offering cost at the time we sell Class T, Class S, and Class D shares. As of March 31, 2021, we have accrued under GAAP $723 of stockholder servicing fees payable to the Dealer Manager related to the Class T and Class D shares sold. As of March 31, 2021, we have not sold any Class S shares and, therefore, we have not accrued any stockholder servicing fees payable to the Dealer Manager related to Class S shares. The Dealer Manager does not retain any of these fees, all of which are retained by, or reallowed (paid) to, participating broker-dealers and servicing broker-dealers for ongoing stockholder services performed by such broker-dealers.

The following table provides a breakdown of our total NAV and NAV per share by share class as of March 31, 2021 ($ and shares in thousands, except per share data):

NAV Per Share	Class P	Class A	Class T	Class S	Class D	Class I	Total
Net asset value	$204,376	$13,291	$8,063	$—	$1,024	$7,754	$234,515
Number of outstanding shares	10,146	658	399	—	51	384	11,638
NAV per share as of March 31, 2021	$20.1443	$20.1903	$20.1893	$—	$20.1855	$20.1910	$20.1508

ost recent 10-Q filed with the SEC for maximum maturities assuming all extensions are exercised. 3 Weighted average of the loan to values at origination, based on current loan balance as of 12/31/20. 1

Commercial Mortgage Loans Held for Investment

The following information supplements the table of select loan information on page 73 of our prospectus to add each of our commercial mortgage loans entered into since December 31, 2020 as of April 14, 2021 ($ in thousands):

Since December 31, 2020

Origination Date	Loan Type (1)	Principal Balance	Cash Coupon (2)	All-in Yield (2)	Maximum Maturity (3)	State	Property Type	LTV (4)
3/5/21	First mortgage	$13,000	L+5.00%	5.5%	3/9/26	VA	Office	57%
3/12/21	First mortgage	$19,250	L+4.00%	4.2%	3/9/26	MS	Industrial	64%
4/6/21	First mortgage	$11,672	L+3.50%	3.8%	4/9/26	AL	Multifamily	69%
4/6/21	First mortgage	$9,223	L+3.50%	3.8%	4/9/26	AL	Multifamily	78%

(1)	First mortgage loans are first position mortgage loans.
(2)

Cash coupon is the stated rate on the loan. All-in yield is the present value of all future principal and interest payments on the loan and does not include any origination fees or deferred commitment fees. Our first mortgage loans are all floating rate and each contains a minimum LIBOR floor.

(3)	Maximum maturity assumes all extension options are exercised by the borrower; however, loans may be repaid prior to such date.
(4)	Loan-to-value (“LTV”) was determined at loan origination and is not updated for subsequent property valuations or loan modifications.